Free Writing Prospectus

Dated June 20, 2016

Filed pursuant to Rule 433

Registration Number 333-202405

Ticker: EGBN www.eaglebankcorp.com Subordinated Note Offering July 2016

1 This presentation has been prepared by Eagle Bancorp, Inc. (“Eagle” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Eagle and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of Eagle, the information set forth in this presentation, included in or incorporated by reference into the prospectus supplement, and other information provided by or on behalf of Eagle. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of Eagle by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of Eagle or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of Eagle are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. Eagle believes that such information is accurate and that the sources from which it has been obtained are reliable. Eagle cannot guarantee the accuracy of such information, however, and has not independently verified such information. This presentation contains forward-looking statements within the meaning of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of Eagle’s operations and policies and regarding general economic conditions. These forward-looking statements include, but are not limited to, statements about Eagle’s plans, obligations, expectations and intentions. In some cases, forward-looking statements can be identified by use of words such as “may,” “will,” “anticipates,” “believes,” “expects,” “plans,” “estimates,” “potential,” “continue,” “should,” and similar words or phrases. These statements are based upon the beliefs of the management of Eagle as to the expected outcome of future events, current and anticipated economic conditions, nationally and in its market, and their impact on the operations and assets of Eagle, interest rates and interest rate policy, competitive factors and other conditions which by their nature, are not susceptible to accurate forecast and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on such forward-looking statements. Past results are not necessarily indicative of future performance. Eagle assumes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release. Eagle has filed a registration statement (including a prospectus) and a prospectus supplement which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that Eagle has filed with the Securities and Exchange Commission for more complete information about Eagle and the offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com. Offering Disclosure

Terms of Proposed Offering 2 Issuer: Eagle Bancorp, Inc. (“EGBN”) Security Type: [ ]% Fixed to Floating Rate Subordinated Notes Aggregate Principal Amount: $75 million Rating: BBB by Kroll Bond Rating Agency – Confirmed July 6, 2016 (Sub-Debt Holding Company Rating) Coupon: [ ]% during fixed rate period, LIBOR plus [ ] bps during floating rate period commencing September 1, 2021 Maturity: September 1, 2026 Call Provision: 10 Year, Non-Call 5 Years Special Event Redemption: Not redeemable prior to September 1, 2021 unless: Change or prospective change in a law occurs that could prevent EGBN from deducting interest payable on the Notes for U.S. federal income tax purposes Subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes EGBN is required to register as an investment company under the Investment Company Act of 1940 Use of Proceeds: General corporate purposes and to fund future growth Book-Running Manager: Sandler O’Neill + Partners, L.P. Co-Manager: Keefe, Bruyette & Woods (A Stifel Company)

3 Company Overview Eagle Bancorp, Inc. is a growth-oriented community bank headquartered in Bethesda, Maryland Focused on the Washington, DC metropolitan area, with 20 branches Commercially-oriented business model with deep relationships of loans, core deposits and related products #1 in deposit market share among community banks headquartered in the Washington, DC metropolitan area Largest market capitalization of any community bank based in the Washington, DC metropolitan area Largest and most profitable bank headquartered and operating in the state of Maryland

4 Investment Highlights Focused on Profitability and Balanced Financial Performance Strong Net Interest Margin = 4.30% Clean Asset Quality: NPAs/Assets = 0.39% Low Charge-Off History: NCOs/Average Loans = 0.15% Driven by Long-Term, Deep Customer Relationships Demonstrated Consistent Organic Growth Strategic Geographic Market Positioning Dedicated Board Focused on Vision Proven Ability to Evaluate and Execute Acquisitions NOTE: Financial data at or for the quarter ended June 30, 2016.

Experienced Senior Management Team 5

6 Summary Statistics NOTE: Data at June 30, 2016 unless otherwise noted. (1) Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37.

EagleBank Branch Locations Montgomery County Prince George’s County Fairfax County Loudoun County Washington, DC N I-270 I-95 I-495 US 50 I-95 I-495 I-66 I-495 Branch System Virginia 9 Maryland 7 Washington, DC 4 Total 20 NOTE: Branch total as of June 30, 2016. Arlington Alexandria 7

8 Deposit Market Share NOTE: Washington, D.C. Metro Area defined as: MD- Montgomery and Prince George's; DC - Washington DC; VA - Alexandria, Arlington, Fairfax, Fairfax (City), Falls Church, Loudoun, Manassas, Manassas Park, Prince William. Data excludes: E*Trade whose deposits are substantially from outside of the defined market area. SOURCE: FDIC, as of June 30, 2014 and June 30, 2015 . 76.5%

Performance Statistics NOTE: (1) Bank Holding Company Performance Report Peer Group represents companies with consolidated assets between $3 billion and $10 billion. Peer group 2016Q2 data not yet available. (2) Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37. 9

Consistent Balance Sheet Growth EGBN CAGR 22.0% NOTE: Virginia Heritage Bank acquisition closed on October 31, 2014. (1) Q3 2011 excludes the “settlement deposit.” (1) 10 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 $5,500 $6,000 $6,500 Millions of Dollars 11Q2 11Q3 11Q4 12Q1 12Q2 12Q3 12Q4 13Q1 13Q2 13Q3 13Q4 14Q1 14Q2 14Q3 14Q4 15Q1 15Q2 15Q3 15Q4 16Q1 16Q2 Total Assets

Consistent Net Income Growth EGBN Net Income CAGR: 37.7% $24,145 11 NOTE: Virginia Heritage Bank acquisition closed on October 31, 2014. $4,500 $5,500 $6,500 $7,500 $8,500 $9,500 $10,500 $11,500 $12,500 $13,500 $14,500 $15,500 $16,500 $17,500 $18,500 $19,500 $20,500 $21,500 $22,500 $23,500 $24,500 Thousands of Dollars 11Q2 11Q3 11Q4 12Q1 12Q2 12Q3 12Q4 13Q1 13Q2 13Q3 13Q4 14Q1 14Q2 14Q3 14Q4 15Q1 15Q2 15Q3 15Q4 16Q1 16Q2 Net Income Available to Common TARP Dividend SBLF Dividend

Net Interest Margin NOTE: Bank Holding Company Performance Report Peer Group represents companies with consolidated assets between $3 billion and $10 billion. Peer group 2016Q2 data not yet available. Virginia Heritage Bank acquisition closed on October 31, 2014. 12

Yields and Cost of Funds NOTE: Bank Holding Company Performance Report Peer Group represents companies with consolidated assets between $3 billion and $10 billion. Peer group 2016Q2 data not yet available. Virginia Heritage Bank acquisition closed on October 31, 2014. 13

Earnings per Share 2011Y – 2015Y CAGR = 24.5% $2.50 14 $2.08 $1.76 $1.46 $1.04 NOTE: There was a 10% stock dividend paid on the common stock on June 14, 2013. Virginia Heritage Bank acquisition closed on October 31, 2014. EPS (Operating) for 2014 is net of merger related expenses; Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37. $1.39

Tangible Book Value per Share 2011Y – 2016YTD CAGR = 18.7% NOTE: Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34- 37. Virginia Heritage Bank acquisition closed on October 31, 2014. 15

Consistent Increases in Operating Leverage CAGR 21.4% CAGR 13.6% NOTE: Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37. Virginia Heritage Bank acquisition closed on October 31, 2014. Data for Q2, Q3, Q4 2014 are shown on an operating basis, net of merger related expenses. 16

Consistently Improving Efficiency Ratio Note: Bank Holding Company Performance Report Peer Group represents companies with consolidated assets between $3 billion and $10 billion. Peer group 2016Q2 data not yet available. Virginia Heritage Bank acquisition closed on October 31, 2014. Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37. 17

18 Moderate Interest Rate Risk Position Source: FTN Quarterly IRR Report. Virginia Heritage Bank acquisition closed on October 31, 2014. Both assets and liabilities remain short with repricing durations at 24 months on loans and 30 months on deposits A 100 bps shock increase would increase Net Interest Income by about $2.3 million or 0.9% on a static balance sheet over a 12 month period

(1) Core deposits include CDAR’s and ICS reciprocal deposits. Commercial focus drives growth of Noninterest Bearing Demand accounts Wholesale Deposits used to enhance favorable cost of funds, not a strategy to replace growth in core deposits Deposit Composition and Growth 19

Balanced Loan and Deposit Growth 20 NOTE: Virginia Heritage Bank acquisition closed on October 31, 2014.

Detail of Loan Portfolio NOTE: Data as of June 30, 2016 Concentration in quality markets: Washington, DC, Montgomery County, Fairfax County Held for Sale residential mortgages not included 21

Credit Quality Trends 22 NOTE: Virginia Heritage Bank acquisition closed on October 31, 2014.

Consistent Asset Quality Total Loans ($mms) 23 Note: 2016 YTD data through June 30, 2016. Virginia Heritage Bank acquisition closed on October 31, 2014.

CRE Risk Management Executive & Board Level Oversight of Approval Process Disciplined Underwriting Proactive Portfolio Management Quarterly Stress Testing of CRE Portfolio Quarterly Independent Credit Review Dedicated Special Assets Team 24

CRE Concentration 25 (1) All peer group and other data is from the FR Y-9C and Bank Holding Company Performance Report. Peer group data is based on the Company’s asset size at the time of reporting. Peer group 2016Q2 data not yet available. (2) Represents CRE (excluding owner occupied) concentration as a percentage of EGBN consolidated risk-based capital. (3) The pro forma number is based on the completion of a $75 million subordinated debt offering. * Virginia Heritage Bank acquisition closed on October 31, 2014.

ADC Concentration 26 (1) All peer group and other data is from the FR Y-9C and Bank Holding Company Performance Report. Peer group data is based on the Company’s asset size at the time of reporting. Peer group 2016Q2 data not yet available. (2) Represents ADC concentration as a percentage of EGBN consolidated risk-based capital. (3) The pro forma number is based on the completion of a $75 million subordinated debt offering. * Virginia Heritage Bank acquisition closed on October 31, 2014.

Capital Strength

(Dollar Values in Thousands)	2011Y	2012Y	2013Y	2014Y	2015Y	2016Q1	2016Q2	Pro Forma 2016Q2
Total Assets	$ 2,831,255	$ 3,409,441	$ 3,771,503	$ 5,247,880	$ 6,075,577	$ 6,131,222	$ 6,365,320	**$ 6,438,833**
Total Common Stockholders' Equity	$ 210,111	$ 293,376	$ 337,263	$ 548,859	$ 738,601	$ 762,496	$ 788,628	$ 788,628
Total Regulatory Capital	$ 292,137	$ 381,808	$ 440,332	$ 631,340	$ 755,212	$ 780,772	$ 809,220	**$ 884,220**
Tier 1 Leverage Ratio	8.21%	10.44%	10.93%	10.69%	10.90%	11.01%	11.24%	11.24%
Tier 1 Risk Based Capital Ratio	10.33%	10.80%	11.53%	10.39%	10.68%	10.83%	10.74%	10.72%
Total Risk Based Capital Ratio	11.84%	12.20%	13.01%	12.97%	12.75%	12.87%	12.71%	**13.86%**
Common Equity Tier 1 (CETI) Ratio	N/A	N/A	N/A	N/A	10.68%	10.83%	10.74%	**10.72%**
Tangible Common Equity Ratio (1)	7.29%	8.50%	8.86%	8.54%	10.56%	10.86%	10.88%	10.75%

- $100 million of Common Equity raised through an underwritten offering in March 2015
- $70 million of 10 Year non-call 5.75% Subordinated Notes sold in August 2014
- $10 million of Common Equity raised through an underwritten offering in October 2012
- $35 million of Common Equity raised through an At the Market Offering during May through October 2012

(1) This constitutes a non-GAAP financial measure. Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37.

27

Holding Company Liquidity 28 As of June 30, 2016, EGBN had $64 million of cash and cash equivalents at the holding company level. EGBN maintains a committed holding company line of credit in the amount of $50.0 million with a regional bank. Currently nothing is outstanding on this LOC.

Ratio of Earnings To Fixed Charges And Preferred Dividends 29 (1) Assumes 5% coupon on $75 million offering.

Key Success Factors Building and maintaining core relationships Cross sales Focus on key customers Maintenance of strong credit culture Conservative underwriting criteria and loan policies Disciplined committee approval and review process Periodic loan and portfolio stress testing Proactive identification and resolution of problem credits Built and preserved a strong capital position and balance sheet Eight capital raising events since August 2008 30 consecutive quarters of increasing profitability (since January 1, 2009) have consistently bolstered the capital position 30

Key Success Factors (continued) Disciplined ALCO process Maintained focus on areas of strength Concentration on core geographic markets and products Built the proper infrastructure to support the increased volume of business and regulation Comprehensive Management and Board level reporting Human Resources Recruiting of strong, seasoned bankers with local market knowledge and experience Well designed, incentive based compensation plans Stability of staff, low turnover rate 31

EagleBank Growth Strategy Profitability Pricing discipline to sustain Net Interest Margin Diligent expense control to maintain Efficiency Ratio Maintain Credit Quality Enhanced monitoring of portfolio Expanded stress testing Emphasis on Organic Growth Only 3.0% deposit market share in DC Metro Area Significant opportunities to expand relationships, particularly in Northern Virginia Attract new relationships and develop cross sell opportunities Improve Growth of Noninterest Income Components of Revenue SBA guaranteed loans, residential mortgage origination, FHA commercial mortgage origination, treasury management services, insurance 32

Appendices 33

Non-GAAP Reconciliation 34

Non-GAAP Reconciliation 35

Non-GAAP Reconciliation 36

Non-GAAP Reconciliation Footnotes 37

38 Market Information –Washington, DC MSA Population 6.2 Million 5th largest market in the U.S. Employment 3.2 Million 68,000 new jobs created in last year Employment growth driven by private sector, over 295,000 new private sector jobs created over last five years Unemployment rate of 3.6% vs. US average of 4.7% (May 2016) Gross Regional Product (GRP) $449 Billion 5th largest regional economy in the U.S. 24.0% growth in GRP over the last 9 years Federal Government Spending is 30.0% of GRP Highest median household income of any major U.S. market SOURCE: Greater Washington Board of Trade Regional Report, Bureau of Labor Statistics, Center for Regional Analysis, George Mason University

39 Greater Washington Economy NOTE: Other includes Health Care/Education and Media SOURCE: The Wall Street Journal, George Mason University - Center for Regional Analysis Total Federal Spending = 30% of GRP GRP Contribution by Sub-market Gross Regional Product $449 Billion Other 8.9% Non-Local Business 10.6% Associations 2.2% Hospitality 3.6% International 4.9% Other Federal 13.7% Federal Procurement 16.3% Local Business 39.9% Suburban Maryland 28.0% District of Columbia 24.0% Northern Virginia 48.0%

Loan Portfolio and Growth 40

Geographic Detail - Income Producing CRE NOTE: Data as of June 30, 2016 Focus in core sub-markets: Washington, DC, Montgomery County, Fairfax County 41

Geographic Detail – Construction NOTE: Data as of June 30, 2016 Focus in core sub-markets: Washington, DC, Montgomery County, Fairfax County Recognized expertise in Single Family and Condo construction lending Portfolio is diversified among collateral types 42

Portfolio has $9.0 million of net unrealized gains at June 30, 2016 No holdings of GSE equities or bank Trust Preferred or bank Trust Preferred CDOs Average life of portfolio is 3.7 years Excludes Federal Reserve and Federal Home Loan Bank stock Conservative Securities Portfolio 43

Designated as a “Challenger” Bank 2015 Honor Roll of Community Banks 2010-2015 Nationally Recognized Financial Performance Community Bankers Cup Award 2012-2014 Ronald D. Paul named East Coast Region Community Banker of the Year 2014 Independent Community Bankers of America 44 “Top Investment Idea” Recommendation 2012 “Sm-All Stars” Designation 2011, 2013, 2014 & 2015

Highly Regarded by Bank Rating Firms FIRM BANK RATING 300/300 Green - *** BauerFinancial, Inc A- 45

Experienced Management Team 46 Ronald D. Paul, Chairman, President and CEO Mr. Paul, a founder of EagleBank, has served as Chairman since May 2008, and prior to that time was Vice Chairman and Chief Executive Officer since the organization of the Company. Since June 2006, he has served as Chief Executive Officer of the Bank. Mr. Paul is also President of Ronald D. Paul Companies and RDP Management, which are engaged in the business of real estate investment and management for office and multi-family properties. Mr. Paul was a director of Allegiance Bank and of Allegiance Banc Corporation from 1990 until its acquisition by F&M, including serving as Vice Chairman of the Board of Directors from 1995. Mr. Paul is also active in various charitable organizations, including serving as Vice Chairman of the Board of Directors of the National Kidney Foundation from 1996 to 1997, and Chairman from 2002 to 2003. Mr. Paul is a Trustee of the University of Maryland College Park Foundation. He sits on the Board of the Washington Hospital Center and the Metropolitan Washington Board of Trade. Mr. Paul has been named “Washingtonian of the Year” by Washingtonian magazine and in 2009 was named the “Greater Washington Entrepreneur of the Year” by Ernst & Young. In 2012 he was elected to the Washington Business Hall of Fame and was named “Community Banker of the Year” by the American Banker magazine. In 2014 Mr. Paul was named Community Banker of the Year for the Eastern Region by the Independent Community Bankers of America. Susan G. Riel, Senior EVP, Chief Operating Officer of EagleBank & EVP, Eagle Bancorp, Inc. Ms. Riel, Senior Executive Vice President - Chief Operating Officer of the Bank, and formerly Chief Administrative Officer. Ms. Riel has been with the bank for 16 years. She previously served as Executive Vice President - Chief Operating Officer of Columbia First Bank, FSB from 1989 until that institution’s acquisition by First Union Bancorp in 1995. She is one of the founding officers of EagleBank. Ms. Riel has over 35 years of experience in the commercial banking industry. James H. Langmead, EVP, Chief Financial Officer, Eagle Bancorp, Inc. and EagleBank Mr. Langmead, Executive Vice President and Chief Financial Officer of the Company since January 2007, and Executive Vice President and Chief Financial Officer of the Bank since January 2005, previously served as Chief Financial Officer of Sandy Spring Bank and Sandy Spring Bancorp. Mr. Langmead, a CPA, served in various financial and senior management roles with Sandy Spring Bank from 1992 through 2004. Prior to that time, Mr. Langmead managed the finance group at the Bank of Baltimore.

Experienced Management Team 47 Janice L. Williams, EVP, Chief Credit Officer Ms. Williams, Executive Vice President and Chief Credit Officer of the Bank, has served the Bank as Credit Officer, Senior Credit Officer and Chief Credit Officer for the past 11 years. Prior to employment with the Bank, Ms. Williams was with Capital Bank, Sequoia Bank, and American Security Bank. Additionally, Ms. Williams, a graduate of Georgetown University Law Center and a Member of the Maryland Bar, was previously employed in the private practice of law in Maryland. Laurence E. Bensignor, EVP & General Counsel, Eagle Bancorp, Inc. and EagleBank Mr. Bensignor joined the bank after 29 years in the legal and real estate industries in the Washington, DC area. For ten years, Mr. Bensignor served as Trustee of the Van Metre Family Trusts, the controlling owner of a private, multifaceted real estate organization. Previously, he was a partner and chaired the real estate practice group in the Washington, DC office of the national law firm of Arter & Hadden and formerly was a partner in the Washington, DC law firm of Melrod, Redman & Gartlan. Mr. Bensignor is a Fellow of the American College of Real Estate Lawyers. Antonio F. Marquez, EVP, Chief Commercial Real Estate Lending Officer Mr. Marquez, Executive Vice President, recently joined EagleBank as the Chief Real Estate Lender. Prior to joining EagleBank, Mr. Marquez established the real estate lending franchise for HSBC for the Washington, DC market Earlier he was the head of Commercial Real Estate lending at Chevy Chase Bank from 1999 to 2005 and prior to that held various lending positions at Chase Manhattan Bank in New York and The Riggs National Bank in Washington, D.C. Mr. Marquez has over 30 years of experience in the banking industry in the Washington, DC metropolitan area. Lindsey S. Rheaume, EVP, Chief C&I Lending Officer Mr. Rheaume joined EagleBank as Chief C&I Lending Officer in December 2014 and has over 25 years of commercial lending, credit risk and managerial experience in the financial industry. Most recently, he served as relationship executive for JP Morgan Chase, responsible for business development in the DC, suburban Maryland and Northern Virginia market with clients ranging in revenue from $20MM to $500MM. Previously, he served as executive vice president and commercial lending manager at Virginia Commerce Bank—which was acquired by United Bank in 2014—where he managed the bank’s entire commercial and industrial lending activities. Earlier in his career, he held senior commercial lending and credit positions with SunTrust Bank, GE Capital and Bank of America.

48 Historical Balance Sheet

49 Historical Income Statement Virginia Heritage Bank acquisition closed on October 31, 2014. Data for 2014 is shown on an operating basis, net of merger related expenses; Please refer to the Non-GAAP reconciliation and footnotes in the appendices on pages 34 - 37.